October 19, 2011

VIA EDGAR SUBMISSION

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telecom Argentina S.A. Form 20-F for the fiscal year ended December 31, 2010 Filed June 29, 2011 File No. 1-13464

Dear Mr. Spirgel:

By letter dated September 21, 2011, you provided comments on behalf of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) with respect to Telecom Argentina S.A.’s (“Telecom” or the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”). In response to the Staff’s comments and on behalf of the Company, we have provided responses to those comments and supplementary information as indicated below. The text set forth below in bold-faced type is a verbatim reproduction of the comments included in your letter. All references to page numbers in Telecom’s responses are to pages in the filed version of the Form 20-F.

Consolidated Income Statement, page F-5

1. We note your response to comment one from our letter dated September 1, 2011. We are not persuaded by your argument that the presentation of  “Operating income before D&A” does not contradict paragraph BC 56 of IAS 1. We continue to believe that depreciation and amortization are items of an operating nature which should not be excluded from the results of operating activities, particularly in a capital intensive environment like the telecom industry. Please revise in future filings.

Response

In response to the Staff’s comment, the Company agrees with the Staff that D&A is an operating expense, and notes that Telecom Argentina includes D&A in Operating Income on the face of its Income Statement.  The Company believes that presentation of the subtotal “Operating Income before D&A” does not violate the provisions of the IAS 1, which encourages the inclusion of subtotals when such presentation is relevant to understanding of entity’s financial performance.  We respectfully believe that such subtotal is useful for the Company’s investors and other stakeholders.  However, as the Staff was not persuaded by our technical arguments, we will remove in future filings the subtotal “Operating Income before D&A” from the face of the Income Statement.

Should you have any questions about the response contained herein, please contact Marcelo F. Kozak or Adrián Calaza at 54-11-4968-3835 (tel), 54-11-4968-3274 (tel), 54-11-4313-0526 (fax) or by e-mail to mkozak@ta.telecom.com.ar or acalaza@ta.telecom.com.ar or pinsussa@ta.telecom.com.ar.

Very truly yours,

/s/ Marcelo Kozak

 Chief Accountant & SOX Compliance Officer